U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          Golden Phoenix Minerals, Inc.
                 (Name of Small Business Issuer in its charter)



         Minnesota                                      41-1878178
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


        4935 San Diego Court
           Sparks, Nevada                                  89436
(Address of principal executive office)                  (Zip Code)

Issuer's telephone number (702) 626-4935


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

                                Preferred Shares

                          Shares Underlying the Options


                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)


ITEM 1.  DESCRIPTION OF BUSINESS

         Golden Phoenix Minerals, Inc. was formed in Minnesota on June 2, 1997, and has had limited operations.

         The Company plans to produce economically valuable minerals from the mining claims it currently controls, and from claims that it will acquire in the future. The Company intends to concentrate its exploration efforts in the Western US and Alaska.

         The Company intends to minimize financial risk by utilizing the director's experience in precious metals exploration and development to assess the merits of current properties and expenditures. The Golden Phoenix Minerals, Inc. professional staff and "Technical" directors are previous employees of Santa Fe Pacific Gold Corporation with a combined 60 years of minerals exploration, development and gold production experience.

         Golden Phoenix Minerals, Inc. will provide joint venture opportunities to other selected mining companies, to conduct exploration or development on additional properties the Company owns. The Company will explore and develop selected properties to a stage of positive economic feasibility prior to any sale of assets or mine construction decisions. This will allow the Company to acquire and maintain an interest in a portfolio of properties for mineral exploration and development. This corporate strategy will minimize financial risk while maximizing the potential of success and growth.

         The Company believes that it can create the basis for a competitive minerals exploration company through assembling a unique group of individuals with experience in target generation and discovery, resource evaluation and mine development.

         There are at least four sources of land for exploration by the Company: public lands, private fee lands, unpatented mining claims, and patented mining claims. The primary sources for these lands are the United States government, though the Bureau of Land Management and the U. S. Forest Service, state governments, tribal governments, and individuals that currently hold title to or lease government and private lands.

         There are numerous levels of government regulation associated with the activities of exploration and mining companies. The only two types of permitting which the Company should have to be concerned with in the near future are "Notice of Intent" and "Plan of Operation." Both of these types of procedures will be necessary in the next twelve months, but they will not prevent the Company from completing a majority of its preliminary exploration activities. The Company has not yet filed for any of these permits.

         The cost and effects of the permitting process can not be summarized at this time. The cost will vary for each project when they are initiated.

         The Company has four full time employees. It does not anticipate any changes to this staffing in the next twelve months. The Company will use independent contractors to fill any short term employment needs that may arise.


ITEM 2.  PLAN OF OPERATION

         Golden Phoenix Minerals, Inc. is a mineral exploration company dedicated to the discovery and development of precious metal deposits in the Western US and Alaska. The Company intends to minimize financial risk by providing joint venture opportunities for larger mining companies to conduct exploration on properties the Company owns. Selected properties will be explored and developed to a stage of positive economic feasibility by the Company. This will allow the Company to acquire and maintain an interest in a portfolio of quality properties for mineral exploration and development. The Company's corporate strategy will minimize financial risk, while maximizing the potential of success and growth.

         The Company currently holds the Garamendi property in Nevada and is in the process of acquiring other properties in Nevada and Alaska, in which it will have 100% ownership, and is actively acquiring additional properties. In addition the Company is finalizing agreements with Rio Tinto (Kennecott) and Cambior USA on two joint ventures.

         The Company plans to finance its operations through the exercising of common stock options controlled by key directors of the Company. The Company will also offset some of its cost by joint venturing properties to other mining groups to explore and develop while paying fees to Golden Phoenix Minerals, Inc. for the right to explore the ground they control.

         Changes in claim rental policies and the general exodus of major gold corporations from the US has resulted in a lot of very prospective ground that is open for location and acquisition. However, there has been a recent increase in staking activities by the majors, which may be signaling a more competitive field in the future.

         The Company has positioned itself to handle any seasonal aspect of the exploration business by location of its properties. Problems of access and inclement weather will be minimized through strategic planning of fieldwork.

         The only capital equipment the Company plans to purchase in the next twelve months is field vehicles and computer equipment. The field vehicles will be for staff professionals only, all contractors will provide their own vehicles. The computer equipment will aid in the analysis of data and in the preparation of reports for shareholders. The Company will be able to evaluate and make decisions on the economic viability of a property more efficiently with the appropriate computer equipment and software.

         The Company plans to maintain its present staffing for at least the next twelve months. The Company will employ independent contractors to fulfil short term needs and obligations.


ITEM 3.  DESCRIPTION OF PROPERTY

LOCATION, ACCESS AND TERRAIN

         The Garamendi project area is located in Elko County, Nevada at the northern end of the Adobe Range in northeastern Nevada. The area can be reached in less than a hour from Elko via I-80 and on a gravel and dirt road that extends northward from the Ryndon exit 10 miles east of Elko. In dry weather the area can be reached by two wheel drive pickup truck or van, but a four wheel drive vehicle is recommended.

         The Garamendi project area is located in typical Basin and Range Province of the western U. S. The claims are located on an east-west ridge projecting off the main Adobe Range. Relief is moderate with the minimum elevation approximately 6500 feet and the maximum elevation approximately 6900 feet.

         Rainfall in the area is low with the main vegetation on the property consisting of sagebrush and various grasses. There are small springs in the vicinity of the claims with small discharge rates and account for the only surface water except during spring run off. Larger shrubs and small trees are clustered around these springs.

LAND POSITION

         The Garamendi project area is located within a checkerboard of fee land and U. S. Government (BLM) lands in Elko County, Nevada. It currently consists of 12 unpatented mining claims situated in the southern half of Section 18, T 38
N. R 56 E Mount Diablo Base and Meridian. There are also fifty nine located but unrecorded unpatented mining claims located in alternate sections within one mile of the core area.

HISTORY AND PRODUCTION

         Published information on the history of mining in the Garamendi project area is sparse. There appears to be at least two generations of workings at the mine sites older (1930s?) underground workings and newer (post 1970?) trenches and pits. Unpublished U. S. Bureau of Mines production data reports production of 48,850 pounds of lead, 59 ounces of silver, and 135 pounds of copper. About 500 tons of oxidized lead ore was removed from pits in the Garamendi mine area. Total production from the district is unknown.

         Texasgulf Western, Inc. explored the area around the Garamendi project area for stratiform sediment-hosted massive sulfide deposits during the late seventies and early eighties. Texasgulf drilled and outlined a small lead-zinc resource in 1981 in and around the Garamendi mine. Prospecting done by D. J. McDowell in the area in late 1996 and early 1997 focused on similarities in rock types and gold mineralization like those observed at the Twin Creeks Mine and other mineralized areas in northern Nevada. Because of his observations in the area, the present land position was located.

REGIONAL GEOLOGIC SETTING

         The rocks in the Adobe Range consist of a sequence of Ordovician through Triassic classic sedimentary shales, siltstones, cherts, and limestones. Bedding strikes northeast and is cut by numerous northeast and northwest striking high angle faults. Northeast striking thrust faults cross the area bringing older Paleozoic sediments into contact with younger Paleozoic and Mesozoic clastic rocks.

         The low angle thrusts are complicated by younger high angle faults. A thrust plate composed of Silurian and Permian clastic rocks and one composed of Triassic clastic rocks has been thrust over Mississippian autochthonous or semiautochtonous rocks. All three were then folded to form the Adobe Mountain syncline and Garamendi anticline. These structures were over thrust by plates composed predominately of lower Paleozoic rocks such as Silurian siltstones and the Ordovician Vinni Formation, which are usually assigned to the Roberts allochthon. Younger, high angle faults cut these thrust faults and their corresponding sedimentary packages.

PROPERTY GEOLOGY

         The geologic picture in the Garamendi project area is a bit more complicated than the regional geologic picture. The Ordovician Silurian sediments strike northeast-southwest and are exposed in an oblique belt cutting across the Adobe Range. Tertiary volcanic rocks to the north and east cover these rocks. Exposures decrease and eventually disappear to the west under alluvial cover. These sediments were subsequently folded and thrust to the southeast over younger Mississippian shales and sandstones.

         Mapping by Texasgulf of the Garamendi mineralized zone outcrops show them as resistant, topographically obvious, northerly dipping siliceous gossan. This gossan varies from well bedded to brecciated to massive sugary silica. The silica varies in color from white to light gray to black and yellow with various shades of orange and red. Interbedded within this gossan is remnant limestone, possibly the original protolith.

         Lithology beneath the gossan is black shale, with the overlying rocks being a gray-green siltstone. The siltstone is in turn overlain by another black shale that is very similar in appearance to the shale beneath the gossan zone. The contact between this shale and the underlying siltstone varies from transitional to very fine interbeds.

         The sequence of shales and siltstones overlying the gossan zone were still an unanswered question when Texasgulf discontinued work in the area. The area to the north is a series of thrust faults with intensely folded sediments between them.

         Texasgulf mapped many occurrences as "chert/jasperoid" for lack of a better name. These rocks vary from black to red and many show evidence of secondary silicification and brecciation with subsequent resilicification. These units have small remnants of disturbed recrystallized limestone adjacent to them and may represent what is left of the original protolith.

         Ignous rocks occur sporadically across the property and are mapped as dykes, but Texasgulf never reported their composition.

MINERALIZATION

         The host rocks in the Garamendi area consist of fine-grained quartzite interbedded with calcareous siltstones, limey shales, and limestones. The beds are relatively flat lying but are fractured by several east-west structures. Mineralization occurs in a highly silicfied, partially brecciated calcareous unit and in replacement zones parallel to the east-west structures. Primary sulfide minerals occurring as pyrite, galena and sphalerite characterize the lead-zinc mineralization. Gold mineralization, when assayed by Texasgulf, generally occurred in the calcareous siltstones and silicified sediments above the lead-zinc mineralization. Because of extensive recrystallization, few original sedimentary structures are recognizable.

         Shale and calcareous siltstone are common as breccia fragments and matrix adjacent to mineralization and as concordant units where the rock has not been so intensely altered. Limestone units are light gray when alteration is slight with color changing to oranges and reds when it is silicified.

         The sulfide minerals present include marcasite, pyrite, galena, and sphalerite. The non-sulfide minerals are calcite, dolomite, quartz and minor barite. Very little gold or silver has been reported within the mineralized area. By Texasgulf's own admission, this may be the result of the samples not regularly being assayed for gold or silver. However, Texasgulf does report assays of up to 0.11 opt Au and 1.25 opt Ag from drill hole samples that were assayed. Surface rock geochemistry also indicated anomalous local Au and Ag values when assays were performed for precious metals.

         The trace amounts of gold in the drill hole and rock chip samples reported by Texasgulf occur in silicified breccias, jasperoids, jasperoid breccias, and calcareous siltstones. These occurrences suggest that the mineralization in the Garamendi area was a multi-episodic hydrothermal event. The potential host rocks of silty or "dirty" limestones, calcareous siltstones and limey shales were structurally prepared by the low and high angle normal and reverse faulting in the area. The prominent outcrops of silicified and brecciated jasperoid on the ridges and pediment areas to the west mark the traces of these reverse faults and high angle structures. The hydrothermal fluids traveled up these structures and mineralized the receptive host rocks as they were encountered. Remnant pieces ("horses") of recrystallized limestone and calcareous siltstone within the jasperoid zones show that these rocks were favorable for alteration by the hydrothermal fluids.The occurrence of the resilicified jasperoid breccias and silica stockworks within jasperoids and jasperoid breccias suggest that there was more than one pulse of mineralization. The trace amounts of precious metals associated with the base metal deposit is also indicative of a multi-episodic hydrothermal event with the precious metal-bearing fluids overprinting the base metal occurrence. The presence of these characteristics, favorable host rocks, structural preparation, multi-episodic hyperthermal event(s), and the presence of precious metal values, suggest that the Garamendi area has the potential of a large tonnage "Northern Nevada" or "Carlin" type gold deposit.

DATA REVIEW

         The data, which was available for this report was extracted from two Texasgulf in-house progress reports. The reports were from 1980 and 1985. The reports consisted of summary data for the work which had been completed that year.

         Texasgulf completed a total of 23 core holes between 1979 and 1984. Based on the information in the reports only those intervals which had visible sulfides, which was less than 50% of the intervals, were analyzed for lead and zinc. Precious metals assays were reported for select intervals, primarily silver. There was some assaying for gold, but it represents less than 10% of the reported intervals. The known gold assays are represented in Table 3. There were significant gold surface assays reported for the project, but were not in the area of the lead zinc mineralization.

                                     Table 1

     NAME           FROM           TO         AU(OPT)FA        AG(OPT)AA

  GAR-79-1-1        146.5         147.0    less than 0.002         0.59
  GAR-79-1-2        155.6         156.0              0.002         2.06
  GAR-79-1-18       281.0         285.0              0.005         1.03
  GAR-79-1-19       287.5         290.0              0.004         5.83
  GAR-79-1-20       290.0         293.0    less than 0.002         0.69
  GAR-79-1-21       293.0         295.0              0.110         1.03
  GAR-79-1-22       307.0         310.0              0.010         1.37
  DH-80-3           263.0         267.0              0.007         -0.10
  DH-80-3           267.0         275.6              trace         2.40
  DH-80-3           281.0         289.5              0.005         7.40
  DH-80-3           298.5         304.0              0.004         1.80
  DH-81-2           20.0          28.0               0.020         0.20
  DH-82-1           163.5         175.0              0.015         0.40
  DH-82-2           5.0           50.0               trace         0.10
  DH-82-2           145.0         190.0              trace         -0.10
  DH-82-3           55.0          85.0               0.008         -0.10
  DH-82-5           5.0           20.0               0.022         -0.10
  DH-82-4           5.0           20.0               trace         4.20
  DH-82-4           70.0          80.0               trace         0.40
  DH-82-4           135.0         155.0              trace         -0.10
  DH-82-4           245.0         250.0              trace         -0.10

EXPLORATION PROGRAM

         The exploration program proposed during the first year would involve obtaining and evaluating the currently open ground adjacent to the core area of interest. This would involve staking additional BLM ground and leasing adjacent fee ground. All data that is available will need to be researched to determine its applicability to the current project.

         The geologic mapping completed by Texasgulf overall is very good. Several points that are in need of revisiting are the areas to the west and northwest currently mapped as alluvium. In the course of preparing the claim block Company personnel came across several outcrops of jasperoid that did not appear on the Texasgulf mapping and would also extend the fault traces in those areas. The distinction between jaseroid and chert needs further definition. Depositional or primary chert is present in the area and is not distinguished from the hydrothermal jasperoids. The interpretation of the mineralization by Texasgulf within the Garamendi area being an exhalative occurrence explains their reluctance of deeming it not of real importance. Looking at it from a hydrothermal angle, distinguishing between jasperoids and cherts has important implications from a genetic point of view. A similar problem in distinguishing cherts from jasperoids occurred at the Twin Creeks mine with many initial chert calls being changed to jasperoid upon closer examination. Revisiting the structural aspects of the Texasgulf interpretation may shed new light in the role that structure played with respect to the movement of hydrothermal fluids in the system.

         The geochemical surveys performed by Texasgulf were designed for a base metal exploration program involving lead-zinc mineralization. The soil samples were only analyzed for lead, zinc and locally for mercury. Rock chip samples show the same general suite but were also occasionally assayed for copper, silver and gold. Since the rock chip and soil sample pulps are no longer available a lot of this work will need to be redone. The rock chip sampling can be done in conjunction with the field checking and remapping of the project area. The soil sampling should involve a grid with soil samples being taken at least every 100 feet along lines no more than 200 feet apart over the areas of interest. Continuity between samples and grid(s) suggest that the claim block be solidified and the adjacent fee ground be acquired. The samples (rock and soil) should be assayed for gold and silver, with trace element geochemistry involving a suite of elements that would at least include copper, lead, zinc, molybdenum, arsenic, antimony, mercury, bismuth and cadmium.

         Texasgulf conducted several geophysical surveys over the Garamendi area. The EM techniques worked very well in locating the structures in the area. The IP and CSAMT surveys were successful in locating both massive and disseminated sulfide mineralization. Hopefully the geophysical data will become available in the near future so that it can be reinterpreted from a hydrothermal aspect to determine if additional geophysical work needs to be done.

         The core and rejects from the Texasgulf core and reverse-circulation drilling is not available for reassay of "favorable" calcareous and siliceous horizons. The future drill program will be designed to test new targets related to gold mineralization developed from the geological, geochemical and geophysical data.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common and preferred stock, and the officers and directors of the Company.


                                  Common Stock

      Name                                        Shares            Percent
      ----                                        ------            -------

Michael R. Fitzsimonds                           1,750,000              14%
4935 San Diego Court
Sparks, NV

Donald J. McDowell                               2,000,000              16%
1555 Ridgeview
Reno, NV

Dennis J. McDowell                                 500,000               4%
28119 180th Avenue S.E.
Kent, WA

All officers and directors as a group            4,250,000              34%


                                 Preferred Stock

Andrea Albanesse                                    66,667              13%
1036 Jefferson Avenue
West Vancouver, B.C. Canada

Stephan Maurer                                      25,000               5%
28 W050 Garyes Mill Road
Winfield, IL

Paul Dickson                                        25,000               5%
202-1049 Chilco Street
Vancouver, B.C. Canada

Dave Venchus                                        25,000               5%
255 Eagle Ridge
West Chicago, IL

Jason Kolpec                                        25,000               5%
858 Spiros Drive
DeKalb, IL

Fiona Lattanzi                                      66,667              13%
2879 Norman Avenue
Coquitlam, B.C. Canada

Peter Shepherd                                      33,333               6%
7426 Bridge Street
Richmond, B.C. Canada

Terry Shepherd                                      33,333               6%
7426 Bridge Street
Richmond, B.C. Canada

Donald J. McDowell                                 100,000              20%
1555 Ridgeview
Reno, NV

Michael R. Fitzsimonds                             100,000              20%
4935 San Diego Court
Sparks, NV

All officers and directors as a group              200,000              40%



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                            Age          Position
----                            ---          --------
Michael R. Fitzsimonds           41          President, Director

Daniel T. Taylor                 41          Vice President, Director

Donald J. McDowell               37          Executive Vice President, Director

Dennis J. McDowell               37          Secretary, Director

David A. Caldwell                36          Director

         Michael R. Fitzsimonds, Mr. Fitzsimonds is the President, and a Director of the Company. He is a Geological Engineer. He has been associated with Santa Fe Gold Corporation for the past 10 years. He was responsible for resource evaluation and due diligence on corporate acquisition projects worldwide. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development and expertise in resource evaluation.

         Daniel T. Taylor, Mr. Taylor is Vice President and a Director. Mr. Taylor is a Geologist. He has been associated with Santa Fe Gold Corporation for the past 10 years in managing exploration and development projects in the Western United States. He has experience in the minerals industry with project development ranging from grass roots exploration to advanced project development.

         Donald J. McDowell, Mr. McDowell is Executive Vice President and a Director. Mr. McDowell is a professional land surveyor and geologic explorations with more than 19 years of surveying, mineral exploration and development experience. He was associated with Santa Fe Gold Corporation for more than 10 years and most recently was a geologic consultant expediting project generation for the Kennecot/RTZ exploration team.

         Dennis J. McDowell, Mr. McDowell is Secretary and a Director. Mr. McDowell is Vice President, Regional Director of Stores for Fred Meyer, Inc. and has worked for that company for the past 12 years.

         David A. Caldwell, Mr. Caldwell is a Director. Mr. Caldwell is a geologist and geophysicist. He has more than 10 years experience in the minerals exploration industry, with experience in sulfur, base metal and gold exploration and development. He had roles in project management and development for Santa Fe Gold Corporation and Gold Fields Mining Company in Nevada, New Mexico and Texas. He was a project geologist with Santa Fe Pacific Gold Corporation and is currently an Officer and Director with Nevada Pacific Gold (US), Inc.


ITEM 6.  EXECUTIVE COMPENSATION

         There is no employee that was paid as much as $60,000 per year as salary. There is no contract for the payment of a salary to any employee. There are no employment agreements. The Company has agreed to pay Michael R. Fitzsimonds, Donald J. McDowell and Daniel T. Taylor the sum of $60,000 per year each.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The company's common stock has not traded at this time.

         There are 38 holders of the common and preferred stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         There was a Form D for a Rule 504 offering filed in June, 1997. The offering was for $50,000 and was sold to 38 persons. There was a 504 offering for 40,000 shares dated July 10, 1997 for $20,000. There was a 504 offering for 330,000 shares dated July 10, 1997 for $693,000.

                                  Common Shares

     Name                                   Date            Shares        Cost
     ----                                   ----            ------        ----
Andrea Albanese                             6/97            500,000      $2,500
Elizabeth Ranft                             6/97            500,000      $2,500
Karen Dawson                                6/97            333,334      $1,666
Michelle White                              6/97             70,000        $350
Stephan Maurer                              6/97            500,000      $2,500
Paul Dickson                                6/97            500,000      $2,500
Dave Venchus                                6/97            500,000      $2,500
Jason Kolpec                                6/97            500,000      $2,500
Fiona Lattanzi                              6/97            500,000      $2,500
Stuart Hunter                               6/97            250,000      $1,250
Chris Cooper                                6/97            583,332      $2,916
Peter Shepherd                              6/97            505,000      $2,525
Terry Shepherd                              6/97            505,000      $2,525
Bruce Goodwin                               6/97             25,000        $125
Steve Clark                                 6/97             25,000        $125
Chris Walters                               6/97             33,334        $166
Lorelei Lauten                              6/97             50,000        $250
Florence Walters                            6/97             20,000        $100
Joe Walters                                 6/97             20,000        $100
Jon Walters                                 6/97             20,000        $100
Jean Walters                                6/97             30,000        $150
Marlene Shepherd                            6/97             10,000         $50
Mike Case                                   6/97             10,000         $50
Donald J. McDowell                          6/97          2,000,000      $5,000
Michael R. Fitzsimonds                      6/97          1,750,000      $5,000
Leona D. Fitzsimonds                        6/97            200,000      $1,000
Nicole D. Fitzsimonds                       6/97            200,000      $1,000
Marjorie L. Fitzsimonds                     6/97             50,000        $250
Myrtle P. Burnett                           6/97             50,000        $250
Dennis J. McDowell                          6/97            500,000      $1,250
Donna Birdwell                              6/97             50,000        $250
Danette Dunn                                6/97            200,000      $1,000
Capital Formation Trust                     6/97            150,000        $750
Capital Strategies Group                    6/97            150,000        $750
Duet, Ltd.                                  6/97            245,000      $1,225
Millport Overseas, Ltd.                     6/97            210,000      $1,050
Wrigley Investments Holdings, Ltd.          6/97            225,000      $1,125
Loewen Ondaatje McCutcheon, Ltd.            7/97             40,000     $20,000
Banque De Gestion Privee                    7/97             52,000    $109,200
Cook et Cie SA                              7/97             75,000    $157,500
Banque d'Orsay                              7/97             30,000     $63,000
Banque Scalbert Dupont                      7/97             50,000    $105,000
Banque Rivaud                               7/97             60,000    $126,000
Credit Industriel et Commercial             7/97             25,000     $52,500
Neuflize Schlumberger Mallet                7/97             25,000     $52,500
E.B.P.F.                                    7/97             13,000     $27,300

                                Preferred Shares

Andrea Albanese                             6/97             66,667
Stephan Maurer                              6/97             25,000
Paul Dickson                                6/97             25,000
Dave Venchus                                6/97             25,000
Jason Kolpec                                6/97             25,000
Fiona Lattanzi                              6/97             66,667
Peter Shepherd                              6/97             33,333
Terry Shepherd                              6/97             33,333
Donald J. McDowell                          6/97            100,000
Michael R. Fitzsimonds                      6/97            100,000

         There was no underwriter on the sales of any of the securities, and no commissions were paid. except there was a commission of $.10 paid on the sale of 330,000 shares to Banque De Gestion Privee, Cook et Cie SA, Banque d'Orsay, Banque Scalbert Dupont, Banque Rivard, Credit Industriel et Commercial Cicotitres, Newflize Schlimberger Mattet and E.B.P.F. All sales were for cash.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 200,000,000 shares of stock, no par value, 150,000,000 shares have been designated as common shares, and the remaining 50,000,000 shares are preferred shares. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting power, unless converted into common shares. There are no other preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  2.1 Articles of Incorporation and bylaws

                  6.1 Quitclaim Deed

                  10  Opinion of counsel



                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 7/25/97                       Golden Phoenix Minerals, Inc.



                                    ____/s/___________________________
                                    Michael R. Fitzsimonds, President


                                    ____/s/________________________
                                    Donald J. McDowell, Executive Vice President


                                    ____/s/________________________
                                    Daniel T. Taylor, Vice President


                                    ____/s/________________________
                                    Dennis J. McDowell, Secretary


                                    ____/s/________________________
                                    David A. Caldwell, Director




                          GOLDEN PHOENIX MINERALS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997






                             GARY A. LaPALME, C.P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                             Minneapolis, Minnesota






                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                                    CONTENTS
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997




                                                                        Page
                                                                        ----

Independent Auditor's Report                                              2

Financial Statements

   Balance Sheets                                                         3

   Statements of Earnings and Retained Earnings                           4

   Statements of Cash Flows                                               5

   Statement of Stockholders' Equity                                      6

   Notes to Financial Statements                                          7




                    [LETTERHEAD FOR GARY A. LAPALME, C.P.A.]

To the Stockholders and Board of Directors
GOLDEN PHOENIX MINERALS, INC.
(A Development Stage Company)
Minneapolis, Minnesota

I have audited the accompanying balance sheet of GOLDEN PHOENIX MINERALS, INC., (A Development Stage Company) as of JUNE 30, 1997 and the related statements of earnings and retained deficit, and cash flows for the period from JUNE 2, 1997 (date of inception) to JUNE 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GOLDEN PHOENIX MINERALS, INC., (A Development Stage Company) as of JUNE 30, 1997 and the results of its operations and its cash flows from JUNE 2, 1997 (date of inception) to JUNE 30, 1997 in conformity with generally accepted accounting principles.



                                   /s/ GARY A. LaPALME
                                   GARY A. LaPALME, C.P.A.
                                   Certified Public Accountants




July 7, 1997
except for Note E to the financial statements the date of which is July 24, 1997

Minneapolis, Minnesota




                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                  JUNE 30, 1997


                                     ASSETS

                                                       June 30,
                                                         1997
                                                       --------

Cash                                                   $ 50,000
Mineral rights                                              -
Incorporation costs                                       1,155
                                                       --------

          TOTAL ASSETS                                 $ 51,155
                                                       ========



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

   Accounts payable                                    $  7,155
                                                       --------

          Total Liabilities                               7,155
                                                       --------

Commitments and Contingencies                               -
                                                       --------

Stockholders' Equity

   Common stock, no par value,
      150,000,000 authorized, 12,000,000 issued
      and outstanding at June 30, 1997
      (including 2,000,000 of 144 restricted
      shares for organizational services)                52,000
   Preferred stock, no par value,
      50,000,000 shares authorized and
      500,000 shares issued and
      outstanding at June 30, 1997                        2,000
   Additional paid-in capital                           (10,000)
   Retained deficit                                         -
                                                       --------

          Total Stockholders' Equity                     44,000
                                                       --------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 51,155
                                                       ========






                     See Notes to Financial Statements




                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997


                                           From
                                          June 2,
                                       1997 (Date of
                                       Inception) to
                                         June 30,
                                           1997
                                        ----------
Sales                                   $       --
                                        ----------
Cost of Sales                                   --
                                        ----------
Gross Profit                                    --
                                        ----------
Operating Expenses                              --
                                        ----------
Net Income Before Income Taxes                  --
                                        ----------
Income Taxes                                    --
                                        ----------
Net Income                                      --
                                        ----------
Retained Earnings                       $       --
                                        ==========
Net Earnings Per Share                  $       --
                                        ==========
Weighted Average Shares Outstanding     12,000,000
                                        ==========






                     See Notes to Financial Statements




                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997





                                              From
                                             June 2,
                                          1997 (Date of
                                          Inception) to
                                            June 30,
                                              1997
                                            --------
Cash Flows From Operating Activities

         Net income                         $   --
         Increase in organization costs       (1,155)
         Increase in accounts payable          7,155
                                            --------

Net Cash From Operating Activities             6,000
                                            --------

Cash Flows From Financing Activities

         Issuance of common stock, less
            issue costs of $6,000             44,000
                                            --------

Net Cash From Financing Activities            50,000
                                            --------

Cash Flows From Investing Activities            --
                                            --------

Net Cash From Investing Activities              --
                                            --------

Net Increase in Cash                          50,000
                                            --------

Cash at Beginning of Period                     --
                                            --------

Cash at End of Period                       $ 50,000
                                            ========



                     See Notes to Financial Statements



                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997


                                                                                               Additional
                       Common       Preferred       Par                Paid Over                 Paid In      Retained
                       Shares        Shares        Value                  Par                    Capital      Earnings     Total
                       ------       ---------      -----     -------   ---------   ---------   -----------    --------    -------
Balances, June 2,
  1997 (Date of
  inception)                --           --     $     --    $     --   $     --    $     --     $     --     $     --    $     --

Net Earnings, From
  June 2, 1997
  (Date of
  inception) To
  June 30,1997              --           --           --          --         --          --           --           --          --

Issuance of Stock
  Reg D rule 504
  stock offering
  June 23, 1997,
  for cash, less
  issue costs of
  $6,000              10,000,000         --           --          --                   50,000       (6,000)        --        44,000

Issuance of Stock
  Section 144
  restricted
  shares, June 23,
  1997, for
  services             2,000,000         --           --          --                    2,000       (2,000)        --          --

Issuance of Stock
  Section 144
  restricted
  shares, June 23,
  1997, for
  services                  --        500,000         --          --                    2,000       (2,000)        --          --
                      ----------   ----------               ----------              ---------   ----------   ---------   ----------
Balances, June 30,
  1997                12,000,000      500,000         --    $     --         --    $   54,000   $  (10,000)  $     --    $   44,000
                      ==========   ==========               ==========             ==========   ==========   =========   ==========






                     See Notes to Financial Statements



                          GOLDEN PHOENIX MINERALS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
             FROM JUNE 2, 1997 (DATE OF INCEPTION) TO JUNE 30, 1997




NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company was incorporated on June 2, 1997 in the State of Minnesota. The Company's primary concentrations are as a mineral exploration and development company.

The Company plans to finance its operations through the exercising of common stock options.

The Company plans to minimize financial risk by providing joint venture opportunities with larger mining companies to conduct exploration on properties the Company owns.

Development Stage Enterprise - The Company is in the development stage of its existence. The Company has had no operations since inception and has devoted its efforts primarily to raising capital, reviewing joint venture opportunities, and administrative functions.

NOTE B  COMMON STOCK

The authorized number of common shares is 150,000,000 of which 12,000,000 shares are issued and outstanding (10,000,000 for Reg D rule 504 stock subscription and 2,000,000 of section 144 restricted shares for organizational services). The Company intends to issue options to purchase common stock of the corporation in the future in recognition of services rendered to the Company. The Company is to reserve 4,000,000 shares of common stock for these options.

NOTE C  PREFERRED STOCK

The authorized number of preferred shares is 50,000,000 of which 500,000 of section 144 restricted shares were issued and outstanding as of June 30, 1997. Preferred stock is convertible to ten common shares for every one preferred share, at a conversion rate of $.10 per common share for a period of ten years from June 12, 1997.

NOTE D  MINERAL RIGHTS

The Company has obtained mineral rights to a property located in Nevada. The mineral rights were deeded to the Company, but no value has been assigned to these rights.

NOTE E  SUBSEQUENT EVENT

On July 22, 1997 the Company completed two separate 504 issues of common stock for a total of $680,000 net proceeds to the Company after commissions of $33,000. The issues were as follows:

                    Number of      Price Per        Net
                     Shares          Share       Commission      Proceeds
                     -------      ----------     ----------     ---------
                      40,000      $      .50     $      --      $  20,000
                     330,000            2.10         33,000       660,000
                     -------      ----------     ----------     ---------
                     370,000                     $   33,000     $ 680,000
                     =======                     ==========     =========